Consolidated Financial Statements and Notes

FOR THE YEARS ENDED APRIL 30, 2025 AND APRIL 30, 2024

PRESENTED IN CANADIAN DOLLARS

Independent Auditor's Report

To the Shareholders of Vizsla Silver Corp.:

Opinion

We have audited the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2025 and April 30, 2024, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2025 and April 30, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Value-added Tax (VAT) Receivable

Key Audit Matter Description

We draw attention to Note 3 and Note 4 to the consolidated financial statements. As at April 30, 2025, the Company recognized a Mexican value-added tax receivable (VAT receivable). The Company makes a number of assumptions in assessing the recoverability of the VAT receivable. The collection of VAT receivable is subject to a complex application and collection process and therefore, there is a risk related to the collectability and timing of the payment from the Mexican government. We considered this as a key audit matter given the significant judgment made by management in estimating the timing and likelihood of collecting the refund. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to managements estimates.

MNP LLP
2200 - 1021 West Hastings Street, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

Audit Response

We responded to this matter by performing procedures in relation to the classification and recoverability of the VAT receivable. Our audit work in relation to this included, but was not restricted to, the following:

• Reviewed management's assessment on recoverability of the VAT receivable in Mexico and critically assessed areas where there was significant management judgment, including accounting estimates that are subject to a high degree of estimation uncertainty. This included obtaining management's assessment on recoverability, and evaluating the reasonableness of procedures in place to expedite the refund process;

• Performed a retrospective review of historical collection and the balances filed;

• Reviewed supporting documentation for VAT receivable claimed and amounts of refunds received during the year, and obtained correspondences between the Company and the Mexican tax authorities to understand the status of VAT receivable filed but not received;

• Performed a restrospective review of the filing timing to assess the reasonableness of management's estimated filing timeline and the classification between current and non-current portion; and

• Reviewed the adequacy of the disclosures in the consolidated financial statements, including disclosures related to significant judgments and estimates.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis as well as the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor's report.. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate,

they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jian-Kun Xu.

Vancouver, British Columbia
July 17, 2025 1930	Chartered Professional Accountants

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

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Consolidated Statements of Financial Position (Presented in Canadian dollars)
As at	Note	April 30, 2025	April 30, 2024
		$	$
ASSETS
Current assets
Cash and cash equivalents		132,616,939	37,548,304
Short-term investments		11,906,000	-
Value-added tax receivable		15,295,990	15,355,053
Other receivables		876,546	635,974
Prepaids and other expenses		2,311,585	2,218,609
Total current assets		163,007,060	55,757,940

Non-current assets
Long-term value-added tax receivable		1,960,666	5,846,416
Investment		331,500	605,394
Investments in associate	5	7,404,597	-
Deferred payment		-	1,255,515
Other non-current assets		16,248	22,729
Property, plant, and equipment		695,067	588,444
Exploration and evaluation assets	6	241,527,631	208,706,494
Total non-current assets		251,935,709	217,024,992
Total assets		414,942,769	272,782,932

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6c	4,391,273	2,527,373
Due to related parties	7	394,027	1,148,600
Total current liabilities		4,785,300	3,675,973

Non-current liabilities
Non-current accounts payable	6c	1,607,041	-
Total liabilities		6,392,341	3,675,973

SHAREHOLDERS' EQUITY
Share capital	8	421,292,611	270,775,104
Shares to be issued	6b,6c	8,458,861	882,830
Reserves		45,456,805	36,572,860
Accumulated other comprehensive income		8,913,400	21,927,333
Deficit		(75,571,249)	(61,051,168)
Total shareholders' equity		408,550,428	269,106,959
Total liabilities and shareholders' equity		414,942,769	272,782,932

Corporate information and nature of operations (Note 1)

Subsequent events (Notes 15)

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors on July 17, 2025

"Michael Konnert"	"Craig Perry"
Director, CEO	Director, Chairman

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Consolidated Statements of Loss and Comprehensive Loss (Presented in Canadian dollars)
	Note	2025	2024 (Note 9)
		$	$
General and administrative expenses
Office and administrative		(2,030,443)	(1,883,141)
Professional fees		(2,072,946)	(773,518)
Marketing and communication		(6,232,874)	(3,858,689)
Regulatory and transfer agent		(576,572)	(335,260)
Salaries and benefits		(3,450,624)	(3,221,549)
Share-based compensation	8e, 8f	(9,668,464)	(5,836,747)
Depreciation		(249,333)	(328,976)
		(24,281,256)	(16,237,880)

Other Income (expense)
Interest and finance income		3,149,518	1,632,960
Foreign exchange gain		(967,064)	(487,069)
Revaluation loss on investment in equity instruments		(460,894)	(691,704)
Gain on debt settlement of Visla Royalties Corp.	5	321,862	-
Gain on spin out of of Visla Royalties Corp.	5	13,749,421	-
Loss in share of Visla Royalties Corp.	5	493,423	-
Transaction costs		-	(164,696)
Other income		143,993	-
		16,430,259	289,491

Net loss for the year		(7,850,997)	(15,948,389)
Other comprehensive loss
Items that will be reclassified subsequently
Translation (loss) gain on foreign operations		(13,013,933)	12,462,040
Comprehensive loss		(20,864,930)	(3,486,349)
Basic and diluted loss per share		(0.03)	(0.08)
Weighted average number of common shares
Basic and diluted		267,326,705	212,050,953

See accompanying notes to the consolidated financial statements

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Consolidated Statements of Cash Flows (Presented in Canadian dollars)
	Note	2025	2024
		$	$
Operating activities
Net loss for the year		(7,850,997)	(15,948,389)
Items not affecting cash:
Depreciation		249,333	328,976
Share-based compensation	8e,8f	9,668,464	5,836,747
Revaluation loss on investment in equity instruments		460,894	691,704
Share of gain of associate and deemed disposal gain	5	(493,423)	-
Gain on debt settlement from of Visla Royalties Corp.	5	(321,862)	-
Gain on spin out of Visla Royalties Corp.	5	(13,749,421)	-
Changes in non-cash working capital items		5,046,436	(5,392,737)

Net cash flows used in operating activities		(6,990,576)	(14,483,699)

Investing activities
Payments for exploration & evaluation assets and property plant & equipment	6	(28,141,665)	(35,194,213)
Strategic investment expenditures		(187,000)	-
Short-term investments in Guaranteed Investment Certificate (“GIC”)		(11,906,000)	-
Maturity of guaranteed investment certificates		-	40,115,000
Net cash flows (used in) provided by investing activities		(40,234,665)	4,920,787

Financing activities
Common shares proceeds - net of share issuance	8b	108,115,830	31,600,558
Proceeds from exercise warrants	8d	28,946,769	1,042,597
Proceeds from exercise of stock options	8e	8,724,044	1,083,250
Net cash flows provided by financing activities		145,786,643	33,726,405

Effects of exchange rate changes on cash and cash equivalents		(3,492,767)	776,107
Increase in cash and cash equivalents		98,561,402	24,163,493
Cash and cash equivalents, beginning of year		37,548,304	12,608,704
Cash and cash equivalents, end of year		132,616,939	37,548,304

Supplemental cash flow information (Note 13)

See accompanying notes to the consolidated financial statements

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Consolidated Statements of Changes in Equity (Presented in Canadian dollars)
	Attributable to equity holders of the Company
	Number	Share Capital	Reserves	Share to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2023	207,938,329	237,460,259	30,324,553	-	9,465,293	(45,102,779)	232,147,326
Shares issued pursuant to private placement and prospectus	23,000,000	34,500,000	-	-	-	-	34,500,000
Shares issued pursuant to property acquisition	-	-	-	882,830	-	-	882,830
Shares issued pursuant to exercise of warrants, options, and RSUs	1,703,706	2,456,705	(330,858)	-	-	-	2,125,847
Share issuance costs - cash	-	(2,899,442)	-	-	-	-	(2,899,442)
Share issuance costs - finders warrants	-	(742,418)	742,418	-	-	-	-
Stock based compensation - options	-	-	5,059,733	-	-	-	5,059,733
Stock based compensation - RSUs	-	-	777,014	-	-	-	777,014
Net loss and other comprehensive income for the year	-	-	-	-	12,462,040	(15,948,389)	(3,486,349)
Balance, April 30, 2024	232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959
Shares issued pursuant to property acquisition	1,717,978	3,946,345	-	7,576,031	-	-	11,522,376
Shares issued pursuant to over-allotment options, bough deal and ATM	42,455,156	108,115,830	-	-	-	-	108,115,830
Shares issued pursuant to exercise of warrants, options, and RSUs	21,559,291	38,455,332	(784,519)	-	-	-	37,670,813
Stock-based compensation - options	-	-	8,119,184	-	-	-	8,119,184
Stock-based compensation - RSUs	-	-	1,549,280	-	-	-	1,549,280
Distribution to shareholders from Visla Royalties Corp.	-	-	-	-	-	(6,669,084)	(6,669,084)
Net loss and other comprehensive loss for the year	-	-	-	-	(13,013,933)	(7,850,997)	(20,864,930)
Balance at April 30, 2025	298,374,460	421,292,611	45,456,805	8,458,861	8,913,400	(75,571,249)	408,550,428

See accompanying notes to the consolidated financial statements

Page | 6

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp. was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024, the common shares of the Company were uplisted to the TSX under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

The head office and principal address of the Company is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were approved by the Board of Directors of the Company on July 17, 2025.

During the year ended April 30, 2025, certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on previously reported net loss and other comprehensive loss for the year, cash flows, or shareholders’ equity. The Company believes that this change reflects best the nature of the expenses of the General and administrative (“G&A”) expense. See Note 9 - Reclassifications for further details.

3. Material Accounting Policies

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value as explained in the accounting policies below.

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Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

b) Basis of consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Functional currency	Ownership interest as at April 30, 2025	Ownership interest as at April 30, 2024
Canam Alpine Ventures Ltd.	Holding Co	Canada	CAD	100%	100%
Minera Canam S.A. de C.V.	Exploring evaluating mineral properties	Mexico	MXN	100%	100%
Operaciones Canam Alpine S.A. DE C.V. (3)	Exploring evaluating mineral properties	Mexico	MXN	0%	100%
Panuco Royalty Corp. (formerly Vizsla Royalty Corp., Vizsla Copper Corp., and 1283303 B.C. Ltd.) (1)	Royalty Company	Canada	CAD	32.89%	100%
Canam Royalties Mexico, S.A. de C.V. (1)	Royalty Company	Mexico	MXN	32.89%	100%
Vizsla Royalties Corp. (1)	Royalty Company	Canada	CAD	32.89%	100%
Goanna Resources, S.A.P.I. de C.V. (2)	Exploring evaluating mineral properties	Mexico	MXN	100%	0%
Panuco Silver Resources Corp. (3)	Holding Co	Canada	CAD	100%	0%
Sinaloa Minerals Exploration Corp. (3)	Holding Co	Canada	CAD	100%	0%
La Garra Resources Corp.	Holding Co	Canada	CAD	100%	0%

(1) As of April 30, 2025, the Company holds a 32.89% interest in Vizsla Royalties Corp. or ("Spinco") (Please see definition of Spinco in Note) and after assessing if there is any other indicative of control, it was concluded that Spinco is now an associate that is accounted following the equity method and is no longer consolidated. See Note 5.

(2) On October 7, 2024, the Company acquired Goanna Resources, S.A.P.I. de C.M. See Note 6(c).

(3) On December 29, 2024, the Company incorporated 3 new subsidiaries. As of April 30, 2025, these subsidiaries did not have any activities. On April 25, 2025 the Company disposed of its entire equity interest in Operaciones Canam Alpine S.A. de C.V. (“OCA”), a services company. The consideration received for the disposal was $3,500. OCA did not have any assets at the date of disposal. As a result of this disposal, the Company recognized a gain of $3,500 in the consolidated statement of loss and comprehensive loss under "Other income".

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Page | 8

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

c) Functional and presentation currency

Items included in the financial statements of each consolidated entity in Vizsla Silver Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in CAD, which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

  Assets and liabilities: at the closing rate at the date of the statement of financial position; and Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

In preparing the financial statements of each individual Vizsla Silver Corp. entity and subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

d) Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions, and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

Cash and cash equivalents of $132,616,939 (April 30, 2024: $37,548,304), including $85,115,000 in term deposits that are cashable within one to three months (April 30, 2024: $30,000,000). The term deposits earn interest at a range between 3.14% and 3.25% (April 30, 2024: 5.24%-5.33%).

At April 30, 2025, the Company had $1,510,684 ($21,443,344 Mexican pesos) (April 30, 2024: $35,557 ($441,705 pesos)) and $26,593,301 ($19,253,766 US dollars) (April 30, 2024: $3,061,214 ($2,226,985 US dollars)).

Page | 9

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

e) Short-term investments

As of April 30, 2025, the Company holds short-term investments with major financial institutions in the form of Guaranteed Investment Certificates (“GICs”) of $5,000,000 and, $6,906,000 (US$5,000,000) for a total of $11,906,000 (April 30, 2024: $nil). The short-term investments consist of term deposits with original maturities of 90 days that are not readily redeemable. The term deposits earn interest rates of 3.15% and 4.75% (April 30, 2024: nil%), respectively.

f) Value-added tax receivable

Value-added tax receivables and long-term value-added tax receivables include value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the  Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process, and the timing of collection of VAT receivables is uncertain.

As at April 30, 2025 and 2024, the current VAT receivable are as follows:

	2025	2024
	$	$
Total Value-added tax receivable	17,256,656	21,201,469
Less: non-current portion	(1,960,666)	(5,846,416)
Current portion	15,295,990	15,355,053

During the year ended, the Company received a net refund of VAT of $3,785,015 ($53,688,159 Mexican Pesos (April 30, 2024: $862,488 ($10,714,135 Mexican pesos)) from the tax authorities.

Subsequent to the reporting date, the Company has received a net refund of VAT of $1,070,686 ($15,187,033 Mexican Pesos) from the tax authorities. This refund relates to the VAT return for the year ended April 30, 2025, which was submitted prior to the year-end.

VAT receivable is net of provision of $413,714 ($5,868,290 Mexican pesos) (April 30, 2024: $472,397 $5,868,290 Mexican pesos).

g) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral properties.

Exploration and evaluation assets - acquisition costs

Exploration expenditures on properties for which the Company does not have title or rights are expensed when incurred. Once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs of acquiring exploration properties, including transaction costs. Payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property's potential is dependent on many factors, including, but not limited to, location relative to existing infrastructure, the property's stage of development, geological controls and metal prices.

Exploration and evaluation expenditures

The Company capitalizes the acquisition costs exploration properties, maintaining its interest, and exploring mineral properties as exploration and evaluation assets. Such costs include but are not limited to, geological and geophysical studies, exploratory drilling, and sampling until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

Page | 10

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation because of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2025, and 2024, the Company did not have any provision for restoration and rehabilitation.

Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant, and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%
Office improvements	2 years
Computer software	1 year

Impairment losses are included as part of other gains and losses on the consolidated statements of  loss and comprehensive loss.

h) Share-based compensation and payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with it's own vesting period.

The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

The Company estimates a forfeiture rate based on historical data and expectations of future forfeitures. The forfeiture rate is reviewed and adjusted, if necessary, at each reporting date. The impact of any changes to the forfeiture rate is recognized in the statement of loss and comprehensive loss with a corresponding adjustment to equity.

Page | 11

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

i) Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also  considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

j) Equity

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the fair market value of the shares. If the proceeds from the offering are less than or equal to the fair market value of shares issued, a nil carrying amount is assigned to the warrants.

k) Basic and diluted loss per share

Basic losses per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and share units, if dilutive.

The number of additional shares is calculated by assuming that outstanding stock options and share units were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

l) Investment in Associates

The Company accounts for investments in associates in which it has the ability to exercise significant influence, but does not control, using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures.

Under the equity method, the investment is initially measured at cost and subsequently adjusted to recognize the Company's share of the associate's net income or loss, as well as other comprehensive loss, from the date significant influence is obtained. Dividends distributed by the associate reduce the carrying amount of the investment.

The Company evaluates its investment in associates for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses, if any, are recognized in net loss and comprehensive loss.

If the Company’s share of losses exceeds the carrying amount of the investment, further losses are not recognized unless it has incurred obligations in respect of the associate.

Page | 12

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

m) Taxation

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss, except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither  accounting profit nor taxable profit (tax loss); and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences rising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n) Financial instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Page | 13

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive losses.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset’s contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalents,short-term investments and other receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

o) Loss of control

When losing control of a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary at their carrying amounts, including any non-controlling interests in the former subsidiary. Consideration received and any investment retained in the former subsidiary are recognized at its fair value. If the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution is recognized at its fair value in accordance with IFRIC 17 - distribution of non-cash assets to owners, as a reduction in deficit from the Company. Any gain or loss is recognized in profit or loss attributable to the Company.

Page | 14

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

p) Business combinations

Acquisitions of businesses are accounted for using the acquisition method under IFRS 3 - Business Combinations. A business combination requires the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. For the assets acquired and liabilities assumed not constituting a business, it is accounted as an asset acquisition. Consideration is measured at the date of the exchange which includes equity instruments issued. Acquisition related costs incurred for the business combination are expensed and included in purchase costs for asset acquisition. The acquiree's identifiable assets and liabilities are recognized  at their fair values at the acquisition date. Provisional fair values are finalized at the earlier of the following: the date as soon as the acquirer received the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not available or twelve months from the acquisition date. Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, which is the excess of the consideration paid over the fair value of the net identifiable assets and liabilities recognized. No goodwill is recognized in an asset acquisition transaction.

q) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or Company is evaluating the impact of the adoption of the specific standard below on the consolidated financial statements.

Accounting pronouncements

New standards and interpretations not yet adopted in 2025:

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements ("IAS 1"). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company's statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

Page | 15

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

4. Significant Judgments and Estimates

Preparing the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment and estimate has been applied during the year ended April 30, 2025 include:

  Fair value determination of distributed assets and retained interest on spin-out transaction

Management assessed the fair value of the distributed assets and retained interest at the transaction day. The shares were valued using market prices, while the warrants were estimated using an option pricing model.

  Multiple arrangements accounted for as a single transaction

Significant judgement involved in determining whether multiple arrangements should be accounted for as a single transaction when the Company loses control of a subsidiary in two or more arrangements. As the spin-out arrangement and private placement of Vizsla Royalties are considered entered in  contemplation of each other and form a single transaction designed to achieve an overall commercial effect, management assessed the spin-out arrangement and the loss of control in Vizsla Royalties Corp. as one single transaction.

  Assessment of the transactions as business combinations or asset acquisitions

Management has had to apply judgment relating to an acquisition with respect to whether the acquisition is a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering the inputs, processes, and outputs of the acquisition in order to reach a conclusion. The Company concluded that the acquisition of La Garra as defined in note 6(c) does not meet the definition of a business combination and therefore is accounted for as an asset acquisition.

  Valuation of net assets acquired in asset acquisitions

Estimates were made as to the fair value of assets and liabilities acquired in business combinations.

The Company measured all assets acquired and liabilities assumed at their acquisition-date fair values. Additionally, the Company measured the fair value of the consideration payable in cash and in shares applying and calculating discount rates reflective of the timing and risks associated to the Company and the industry it operates in.

The share consideration was measured based on fair value of the shares applying a Discount for Lack of Marketability (DLOM) to adjust for liquidity.

Management applied judgment in determining the appropriate timing for recognizing these values in the financial statements and believes that the assumptions applied appropriately reflect the market participant view, consistent with the objective of IFRS 13– Fair Value Measurement. The applicable DLOM rates are ranging from 7.78% to 19.18%.

Page | 16

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Collectability and classification of Value-added tax receivable

Value-added tax receivable is collectible from the government of Mexico. The collection of VAT is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of  the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with VAT receivable.

Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to future gold and silver prices; future capital cost estimates; operating cost estimates; reductions in the estimated mineral reserves; decreases in estimated production; and, the discount rate. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets.

5. Investments in associate

Plan of Arrangement - Spin out of Vizsla Royalties Corp.

On January 17, 2024, the Company announced an arrangement with its subsidiary Vizsla Royalties Corp. or ("Spinco"), referring to the newly formed legal entity, that will be created from the spin-off of Vizsla Silver, which holds a net smelter royalty (NSR) on the Panuco silver-gold project in Sinaloa, Mexico. Under the arrangement, Vizsla Silver shareholders received one new Vizsla Silver share, one-third of a Spinco share, and one-third of a Spinco warrant for each Vizsla Silver share held. As a result, Spinco ceased being a wholly owned subsidiary of Vizsla Silver.

The Arrangement was approved by shareholders on June 17, 2024, received court approval on June 19, and final TSX Venture Exchange ("TSX-V") approval on June 20, 2024. Spin out was completed on June 24, 2024. Shareholders received one new Vizsla Silver share and 0.3333 Spinco shares for each Vizsla Silver share held as of June 21, 2024.

Upon completion of the spin out arrangement, the Company retained 83,000,000 shares of Spinco. The Company received $470,081 in cash and 32,186,240 Spinco shares at $0.06 to offset a $2,079,393 loan, resulting in a gain on settlement of debt at $321,862, and increasing its total holdings to 115,186,240 shares.

On July 29, 2024, Spinco completed the non-brokered private placement, raising gross proceeds of $5,000,000. Spinco shares began trading on the TSX-V under the symbol VROY on August 26, 2024.

On July 29, 2024, Vizsla Silver recorded a total of $11,649,084 gain in the derecognition of the investment of Spinco as a subsidiary. The common shares and warrants of Spinco were treated as a distribution of capital to the Company's shareholders for a gain of $6,669,084 fair value (80,493,651 shares at $0.06 per share, for $4,829,619, and 80,493,651 warrants valued at $1,839,465 using the Black-Scholes pricing model). The retained interest in Spinco held by Vizsla Silver, fair value was $4,980,000 (83,000,000 Spinco shares at $0.06 per share).

On August 6, 2024, Spinco consolidated its common shares at a 10-to-1 ratio, as approved by the Board.

The Company still intends to make an additional $3,500,000 loan to Spinco.

Page | 17

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

In addition, Viszla Silver recorded a total of $2,100,337 gain on disposal of Spinco assets at the amount of $248,181 and liabilities at the amount of $2,348,518.

In accordance with IFRIC 17, the Company recorded a total gain of $13,749,421 from the spin-out in its annual consolidated financial statements of loss and comprehensive loss for the year ended April 30, 2025.

The fair value of Spinco's warrants granted in the year ended April 30, 2025, was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

Risk Free Interest Rate	3.94%
Expected Dividend Yield	-
Expected Volatility	107.52%
Expected Term in Years	0.47 years

As of April 30, 2025, the Company holds a 32.89% interest in Spinco and after assessing if there is any other indicative of control, it was concluded that Spinco is now an associate that is accounted following the equity method and is no longer consolidated after completion of spin out arrangement.

As a result, the Company recorded a share of loss in associate of $493,423 for the year ended April 30, 2025 (April 30, 2024 - $nil). The dilution of ownership percentage is due to the issuance of equity instruments by Spinco which the Company was not involved with, and it was treated as a deemed disposal. The investment continuity schedule is provided below:

	Ownership	Addition of an associate	Share of loss of an associate	Deemed disposal gain (1)	Balance
	%	$	$	$	$
April 30, 2024	100	-	-	-	-
April 30, 2025	32.89	6,911,174	(1,396,134)	1,889,557	7,404,597

(1) During the year ended April 30, 2025, Spinco raised cash of which the Company was not a part of. As such, the result was analyzed as deemed disposal gain since there was a dilution in the ownership percentage without the loss of significant influence with an increase in cash, which becomes attributable to the Company.

Page | 18

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

6. Exploration and Evaluation assets

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, under a share exchange agreement dated September 13, 2019, the Company acquired all common shares of Canam Alpine Ventures Ltd. ("Canam"), a private British Columbia company. Canam owns two Mexican subsidiaries: Minera Canam S.A. de C.V. and Operaciones Canam Alpine S.A. de C.V. (disposed of on April 30, 2025). The Company agreed to pay $45,000 in cash and issue 6,000,000 common shares and 12,000,000 Milestone Shares, with additional shares issued upon achievement of milestones:

  Milestone 1: Issuance of 6,500,000 common shares if defined options are exercised by Canam.
  Milestone 2: Issuance of 5,500,000 common shares if a resource greater than 200,000 gold equivalent ounces is defined.

The Company issued 250,000 common shares at closing and will issue 250,000 additional shares per milestone, totaling 750,000 shares as finders' fees. Contingent consideration of $308,595 related to the milestones and finders' fees was recorded at fair value and has been fully reversed as of April 30, 2022.

Additionally, Canam entered into option agreements with Minera Rio Panuco S.A. de C.V. ("Panuco") on August 8, 2019, and Silverstone Resources S.A. de C.V. ("Copala") on September 9, 2019. The Panuco agreement requires $2,000,000 in exploration and $23,000,000 in payments, with an extension paid on May 6, 2020. The Copala agreement requires $1,423,000 in exploration and $20,000,000 in payments, with a 3.0% NSR that can be reduced to 1.5% for 10% of the purchase price. On July 21, 2021, the Company signed a binding amending agreement with Panuco and an option exercise notice with Copala to acquire 100% of the Panuco-Copala silver-gold district.

Under the Amending Agreement, Vizsla and Panuco have accelerated the exercise of Vizsla's option on the Panuco Property. Upon closing, Vizsla will acquire 100% of the Panuco Property (43 concessions, 3,839 Ha) and the "El Coco" mill for:

  $4,250,000 in cash (paid) upon signing.
  6,245,902 Vizsla common shares at $2.44 per share ($12,000,000) upon transfer of the property (issued).
  $6,100,000 in additional cash: $250,000 paid on August 19, 2021; $850,000 paid on February 1, 2022; $5,000,000 paid on May 6, 2022, for the mill.

The Panuco Property includes the royalty-free Napoleon vein corridor.

Under the Copala Exercise Notice, Vizsla and Copala have accelerated the exercise of Vizsla's option on the Copala Property. According to the definitive agreement signed on July 20, 2021, Vizsla will acquire 100% of the Copala Property (64 concessions, 5,547 Ha) for:

  $9,500,000 in cash (paid) upon transfer of the property.
  4,944,672 Vizsla common shares at $2.44 per share (issued).

Page | 19

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Costs related to the properties summarized as follows:

		Balance		Additions		Balance		Additions		Balance
		April 30, 2023				April 30, 2024				April 30, 2025
Acquisition costs		$		$		$		$		$
Cash		26,140,301		-		26,140,301		-		26,140,301
Effective settlement of loans receivables		1,190,024		-		1,190,024		-		1,190,024
Shares		58,146,988		-		58,146,988		-		58,146,988
Subtotal		85,477,313		-		85,477,313		-		85,477,313

		Balance		Additions		Balance		Additions		Balance
		April 30, 2023				April 30, 2024				April 30, 2025
Exploration and evaluation expenses	$		$		$		$		$

Assays and analysis		8,302,436		3,069,729		11,372,165		1,136,066		12,508,231
Drilling		35,608,933		12,867,027		48,475,960		3,702,274		52,178,234
Engineering		1,184,053		47,252		1,231,305		788,141		2,019,446
Geological		8,495,371		5,922,035		14,417,406		4,015,763		18,433,169
Land, water use, and claims		807,891		20,727		828,618		2,078,063		2,906,681
Project development		3,328,264		7,600,897		10,929,161		12,105,108		23,034,269
Site administration		13,104,891		3,400,011		16,504,902		1,193,589		17,698,491
Test mine		-		-		-		565,302		565,302
Subtotal		70,831,839		32,927,678		103,759,517		25,584,306		129,343,823
		156,309,152		32,927,678		189,236,830		25,584,306		214,821,136
Effect of change in exchange rate		6,422,573		11,656,418		18,078,991		(11,551,104)		6,527,887
Total		162,731,725		44,584,096		207,315,821		14,033,202		221,349,023

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties. On November 16, 2022, and January 30, 2023, Vizsla transferred 2% NSR on certain concessions to Canam Royalties. On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Panuco Royalty Corp. became its wholly owned subsidiary.

On June 24, 2024, the Company completed the arrangement to spin out Vizsla Royalties Corp. to shareholders under the Business Corporations Act (British Columbia) (Note 5).

b) Acquisition of El Richard - San Enrique claims

The Company entered into an asset purchase agreement (the "APA") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. ("Inca Azteca Gold") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Inca Azteca Gold's right, title and interest in and to the mineral concessions (the "Acquisition"). The Acquisition includes two large claims comprising 10,667 hectares (the "El Richard - San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the  highly prospective Panuco - San Dimas corridor.

Page | 20

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Pursuant to the APA, the Company has agreed to issue an aggregate of $882,830 (US$650,000) in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024) (collectively, the "Consideration Shares") plus any applicable value added tax to Inca Azteca Gold (paid). For accounting purposes, the acquisition will be recorded as an exploration and evaluation asset, as defined in IFRS 6 Exploration for and Evaluation of Mineral Resources. The Acquisition was settled with equity and its fair value can be reliably providing using share price on the closing date of April 15, 2024, per IFRS 2 Share-based payment.

On May 3, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share for a total value of $882,830 (US$650,000) upon the completion of the transfer of the El Richard - San Enrique claims. The Company paid a total of $1,050,859, $507,843 ($6,469,339 Mexican pesos) on April 23, 2024 and $543,016 ($7,552,385 Mexican pesos) on May 22, 2024 for surface duties owed by Inca Azteca Gold to Governmental Entities concerning the mineral concessions.

The consideration shares are subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the consideration shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter. At year ended April 30, 2025, 280,086 common shares are still under restriction.

c) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of April 30, 2025, the transaction was completed.

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers (Note 8(g)). The Company agreed to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of $2,188,574 (US$1,606,500).

Page | 21

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Cash Payments will be made, and the La Garra consideration shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra considerations shares ("effective date") and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

	Cash	Shares
	US$	#
Signing of nonbinding LOI (i)	100,000	-
Closing of the transaction (ii)	-	257,937
October 30, 2024 (iii)	150,000	-
3 months from effective date (iv)	-	476,190
January 30, 2025 (v)	275,000	-
6 months from effective date	-	535,714
April 30, 2025(vi)	225,000	-
9 months from effective date(vii)	-	595,238
July 30, 2025	350,000	-
12 months from effective date	-	714,286
October 30, 2025	300,000	-
15 months from effective date	-	833,333
January 30, 2026	375,000	-
18 months from effective date	-	952,381
July 30, 2026	1,300,000	-
24 months from effective date	-	1,190,476
	3,075,000	5,555,555

i. Paid on January 18, 2024.

ii. Issued on October 16, 2024.

iii. Paid on October 25, 2024.

iv. Issued on January 16, 2025.

v. Paid on January 22, 2025.

vi. Paid on April 24, 2025.

vii.    Issued on July 16, 2025.

For accounting purposes, the acquisition is recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 - Business Combinations.

The Consideration Shares are fair valued. DLOM is based on the risk arising from the restricted holding period set out on the Acquisition. The share price is derived from the market price on the effective date, October 7, 2024, of $2.58, with consideration for the lack of marketability.

The Company has made two payments up to April 30, 2025, in connection with the tenement taxes owed to Governmental Entities: $1,095,768 (US$810,000) on March 6, 2024, and $1,092,806 (US$796,500) on May 17, 2024. In addition, the Company has made four payments up to April 30, 2025, in connection with the Cash Payments: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, $208,333 (US$150,000) on October 25, 2024, $390,398 (US$275,000) on January 22, 2025, and $313,128 (US$225,000) on April 24, 2025. At the effective date October 7, 2024, the Company has recognized exploration and evaluation assets of $17,622,286, an obligation to issue shares of $8,458,861, corresponding to the Consideration Shares to be issued, share capital of $3,063,393, corresponding to the Consideration Shares issued and the remaining liability to the sellers of $2,739,381 recorded as part of accounts payable and accrued liabilities, of which $1,132,340 is presented as current and $1,607,041 presented as non-current, on the Consolidated Statements of Financial Position. This acquisition also includes $70,699 of legal fees and other transaction costs incurred in relation to the acquisition.

Page | 22

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Costs related to the properties summarized as follows:

	Balance	Additions	Balance	Additions	Balance
	30-Apr-23		30-Apr-24		30-Apr-25
Acquisition costs	$	$	$	$	$
Cash	-	-	-	6,029,211	6,029,211
Shares	-	-	-	11,522,376	11,522,376
Transaction cost	-	-	-	70,699	70,699
Subtotal	-	-	-	17,622,286	17,622,286

	Balance	Additions	Balance	Additions	Balance
	30-Apr-23		30-Apr-24		30-Apr-25
Exploration costs	$	$	$	$	$
Land and reclamation fees	-	-	-	728,619	728,619
Subtotal	-	-	-	728,619	728,619
	-	-	-	18,350,905	18,350,905
Effect of change in exchange rate	-	-	-	-	-
Total	-	-	-	18,350,905	18,350,905

The Company's Exploration and Evaluation assets consist of the Panuco-Copala, La Garra, and the El Richard and San Enrique and others. Costs related to the properties can be summarized as follows:

	Panuco - Copala	La Garra	El Richard and San Enrique	Others	Total
Cost
	$	$	$	$	$
As at April 30, 2023	162,731,725	-	-	-	162,731,725
Additions	32,927,678	-	1,390,673	-	34,318,351
Effect of change in exchange rate	11,656,418	-	-	-	11,656,418
As at April 30, 2024	207,315,821	-	1,390,673	-	208,706,494
Additions	25,584,306	18,350,905	543,016	17,670	44,495,897
Effect of change in exchange rate	(11,551,104)	-	(123,656)	-	(11,674,760)
As at April 30, 2025	221,349,023	18,350,905	1,810,033	17,670	241,527,631

7. Related Party Transactions

During the years ended April 30, 2025, and 2024, the Company has the following related party transactions:

(a) The Company has incurred $3,284,679 (April 30, 2024: $2,698,461) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $418,000 (April 30, 2024: $338,047) in director fees to the Company's independent directors.

(c) The Company has paid $780,000 (April 30, 2024: $675,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) The Company has granted 4,850,000 (April 30, 2024: 3,165,000) stock options to officers and directors of the Company (Note 8(e)).

Page | 23

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

(e) The Company has granted 360,000 (April 30, 2024: 318,000) RSUs to officers of the Company  (Note 8(f)).

(f) As of April 30, 2025, $394,027 was payable to officers of the Company (April 30, 2024: $673,600 and $475,000 was payable to officers and the former Chief Operating Officer of the Company, respectively).

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. Share Capital

a) Authorized

Unlimited number of common shares with no par value.

b) Issued and outstanding

As at April 30, 2025, 298,374,460 (April 30, 2024: 232,642,035) common shares with no par value were issued and outstanding.

During the year ended April 30, 2025, the Company issued common shares of the Company as follow:

15,040,837 warrants were exercised at a weighted average exercise price of $1.90 for proceeds of $28,946,769, and 6,139,722 options were exercised at a weighted average exercise price of $1.44 for proceeds of $8,724,044. In addition, 378,732 restricted share units ("RSUs") were exercised and converted to common shares, 272,732 were vested at the price of $1.60 while 106,000 were vested at a price of $1.89.

On September 19, 2024, the Company completed the bought deal public offering of 25,000,000 common shares of the Company at a price of $2.60 per share for aggregate gross proceeds of $65,000,000. In addition, the Company granted the underwriters an over-allotment option exercisable at the same price to purchase 3,750,000 which was exercised for gross proceeds of $9,750,000. In consideration for the services provided by the Underwriters in connection with the issue and sale of the additional shares.

During the year ended April 30, 2025, the Company completed numerous At-the-Market Offerings ("ATM") for a total of 13,705,156 common shares of the Company at an average price of US$2.17 for gross proceeds of $40,843,047 (US$29,737,862).

Cash commissions to the underwriters of the transactions for a total of $7,477,245.

On May 8, 2024, the Company issued 448,137 common shares at $1.97 per share for a total value of $882,830 (US$650,000) in relation to the acquisition of El Richard - San Enrique claims (Note 6(b)).

During the year ended April 30, 2025, the Company issued 1,269,841 shares for a total value of $3,063,515 to the sellers in relation to the acquisition of Goanna Resources (Note 6(c)).

Page | 24

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2024, the Company issued common shares of the Company as follow:

714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597, and 782,250 options were exercised at a weighted average exercise price of $1.38 for proceeds of $1,083,250. 206,786 restricted share units ("RSUs") were exercised and converted to  common shares at the vested price of $1.60.

On February 21, 2024, the Company entered into an agreement with PI Financial Corp. as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters  (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 20,000,000 common shares of the Company at a price of $1.50 per Share for aggregate gross proceeds of $30,000,000, excluding additional proceeds raised from the exercise of the Over-Allotment Option.

The Company agreed to grant the Underwriters an option to cover over-allotments (the "Over- Allotment Option"), which will allow the Underwriters to purchase up to an additional 15% of the Shares sold pursuant to the Offering, on the same terms as the Offering. The Over-Allotment Option may be exercised in whole or in part at any time, for 30 days after the closing date of February 29, 2024. The Over Allotment Options were exercised in full, and the Company completed the bought deal prospectus for gross proceeds of $34,500,000 on February 29, 2024.

The Company paid the underwriter a cash commission equal to 6% of the gross proceeds raised under the offering. As further consideration for the services provided by the underwriters in connection with the offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50. The compensation warrants have a fair value of $742,418 using the Black-Scholes Options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

c) Escrow shares

As of April 30, 2025, the Company has nil shares in escrow (April 30, 2024: 500,000). The escrow shares related to the Prismo transaction are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the year ended April 30, 2025, a total of 500,000 shares were released, and nil shares remain in escrow.

d) Warrants

As of April 30, 2025, the Company has 233,553 warrants outstanding and exercisable (April 30, 2024: 15,437,163)

During the year ended April 30, 2025:

During the year ended April 30, 2025, 15,040,837 warrants were exercised at a weighted average exercise price of $1.90 for proceeds of $28,946,769. No new warrants were issued during the year ended April 30, 2025.

The weighted average market price on the warrant exercise date is $2.50.

Page | 25

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2024:

During the year ended April 30, 2024, 714,670 warrants were exercised at a weighted average exercises price of $1.46 for proceeds of $1,042,597. The Company issued 1,380,000 broker warrants in relation to the bought deal financing which closed on February 29, 2024. Each warrant entitles the holder to acquire one common share of the company until February 28, 2026, at a price of $1.50.

A summary of the Company's warrant activity is as follows:

	April 30, 2025		April 30, 2024
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Warrants outstanding, beginning of the year	15,437,163	1.89	14,771,833	1.91
Issued	-	-	1,380,000	1.50
Exercised	(15,040,837)	(1.90)	(714,670)	(1.46)
Expired	(162,773)	(1.57)	-	-
Warrants outstanding, end of the year	233,553	1.48	15,437,163	1.89

The following warrants were outstanding and exercisable on April 30, 2025:

Expiry date	Exercise price (1)	Number of warrants outstanding and exercisable
	$	#
February 28, 2026	1.48	233,553

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024 (Note 5), each Vizsla Silver Warrant was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

As at April 30, 2025, the weighted average remaining contractual life for outstanding warrants is 0.83 years (April 30, 2024: 0.69 years).

The fair value of the broker warrants granted in the year ended April 30, 2024, was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

Risk Free Interest Rate	4.18%
Expected Dividend Yield	-
Expected Volatility	61.35%
Expected Term in Years	2 years

During the year ended April 30, 2025, the Company recorded fair value of $nil compared to $742,418 in April 30, 2024, against reserves.

e) Options

The Company has adopted a Stock Option Plan pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

Page | 26

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2025, the Company:

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.24 directors, officers, employees and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years. No other options were granted, and 175,000 options were canceled, during the year ended April 30, 2025.

During the year ended April 30, 2025, 6,139,722 were exercised with weighted average exercise price of $1.44 for proceeds of $8,724,044, and 175,000 options were canceled. No other options were issued, canceled, or expired during the year ended April 30, 2025.

The weighted average market price on the options exercise date is $2.69.

During the year ended April 30, 2024, the Company:

On May 19, 2023, the Company granted 3,850,000 stock options at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On November 15, 2023, the Company has granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company. These options are exercisable for a period of five years and will vest over the next two years.

On December 18, 2023, the Company has granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. These options are exercisable for a period of two years and will vest over the next one year.

During the year ended April 30, 2024, 782,250 were exercised with weighted average exercise price of $1.38 for proceeds of $1,083,250, and 841,000 options were canceled. No other options were issued, canceled, or expired during the year ended April 30, 2024.

A summary of the Company's stock option activity during the year ended April 30, 2025 and 2024, is as follows:

	April 30, 2025		April 30, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of the year	18,803,722	1.66	15,926,972	1.69
Issued	6,050,000	2.24	4,500,000	1.57
Cancelled	(175,000)	(1.73)	(841,000)	(1.85)
Exercised	(6,139,722)	(1.44)	(782,250)	(1.38)
Options outstanding, end of the year	18,539,000	1.91	18,803,722	1.66
Options exercisable, end of the year	14,110,000	1.85	15,469,222	1.68

Page | 27

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's stock options outstanding and exercisable as of April 30, 2025, is as follows:

Expiry date	Exercise price	Adjusted exercise price	Adjusted exercise price (1)	Number of Options outstanding	Number of Options exercisable
	$	$	$	#	#
June 29, 2025	0.79	0.76	0.75	210,000	210,000
August 6, 2025	2.15	2.07	2.05	1,190,000	1,190,000
December 1, 2025	1.46	1.4	1.39	100,000	100,000
December 18, 2025	1.53	1.53	1.52	250,000	250,000
January 12, 2026	1.71	1.64	1.63	60,000	60,000
February 17, 2026	1.5	1.44	1.43	1,278,000	1,278,000
June 22, 2026	2.31	2.22	2.20	2,535,000	2,535,000
July 12, 2026	2.44	2.34	2.32	-	-
July 27, 2026	2.44	2.34	2.32	139,000	139,000
September 24, 2026	2.25	2.25	2.23	1,343,000	1,343,000
February 1, 2027	2.45	2.45	2.43	200,000	200,000
June 2, 2027	1.74	1.74	1.72	435,000	435,000
February 10, 2028	1.6	1.6	1.59	1,078,000	1,078,000
May 19, 2028	1.6	1.6	1.59	2,889,000	2,238,000
November 15, 2028	1.36	1.36	1.35	320,000	160,000
February 27, 2029	0.15	0.14	0.14	480,000	480,000
June 12, 2029	2.26	2.26	2.24	6,032,000	2,414,000
				18,539,000	14,110,000

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. The change in the fair value of the options upon replacement was in the amount of $38,908.

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

	April 30, 2025	April 30, 2024
Risk Free Interest Rate	3.41%	3.29%-3.99%
Expected Dividend Yield	-	-
Expected Volatility	75%	63.00%-96.24%
Expected Term in Years	5 years	2-5 years

The Company recorded a fair value of $8,119,184 as share-based compensation for the year ended April 30, 2025 (April 30, 2024: $5,059,733) after adjusting for an estimated forfeiture rate of 4%, which resulted in a reduction of the fair value of share-based compensation by $330,520 for the year ended April 30, 2025 (April 30, 2024: $210,822).

f) Restricted shares units ("RSU")

As of April 30, 2025, the Company has 1,360,868 RSUs outstanding (April 30, 2024: 1,044,073).

Page | 28

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

During the year ended April 30, 2025:

On June 12, 2025 the Company granted 775,000 RSUs to officers, employees, and consultants of the Company. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date can be settled with cash, shares, or combination at the Company's discretion.

The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day. The total share-based compensation of the RSUs is valued at $1,813,500, which will be realized as the RSUs vest.

During the year ended April 30, 2025, a total of 378,732 RSUs were exercised and converted to common shares, 272,732 were vested at the price of $1.60 while 106,000 were vested at a price of $1.89, and 79,473 RSUs were cancelled. No other RSUs were issued, canceled, or expired during the year ended April 30, 2025.

During the year ended April 30, 2024:

On April 1, 2024, the Company granted 318,000 RSUs to an officer of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date.

The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.89 which is the value of a Vizsla common share on grant day. The total share-based compensation of the RSUs is valued at $601,020, which will be realized as the RSUs vest.

206,786 RSUs were exercised and converted to common shares, and 200,713 RSUs were canceled. No other RSUs were issued, canceled, or expired during the year ended April 30, 2024.

A summary of the Company's RSU activity is as follows:

	April 30, 2025		April 30, 2024
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
	#	$	#	$
RSUs outstanding, beginning of the year	1,044,073	1.69	1,133,572	1.60
Issued	775,000	2.34	318,000	1.89
Exercised and converted to shares	(378,732)	(1.68)	(206,786)	(1.60)
Cancelled	(79,473)	(1.79)	(200,713)	(1.60)
RSUs outstanding, end of the year	1,360,868	2.06	1,044,073	1.69

Page | 29

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The following RSUs were outstanding and exercisable on April 30, 2025:

Grant date	Exercise price	Number of RSUs outstanding	Number of RSUs exercisable
	$	#	#
10-Feb-23	1.60	393,868	130,502
01-Apr-24	1.89	212,000	-
12-Jun-24	2.34	755,000	-
		1,360,868	130,502

For the year ended April 30, 2025, the Company has recognized a share-based compensation of $1,549,280 (April 30, 2024: $777,014) for the RSUs. For the year ended April 30, 2025, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $64,553 (April 30,2024: $32,376), which reduces the fair value of share-based compensation.

g) Shares to be issued

During the year ended April 30, 2025:

In relation to the acquisition of La Garra claims, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash and issue an aggregate of 5,555,555 common shares in the capital of the Company to the sellers. The cash payments will be made and the consideration shares will be issued over a period of 24 months from the closing date of the Acquisition.

During the year end 2025, the Company has issued to Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar 1,269,841 common shares of Vizsla for a total value of $3,063,515, and a total of 4,285,714 remains as shares to be issued with a total value of $8,458,861. According to the agreement (Note 6(c)).

During the year ended April 30, 2024:

In relation to the acquisition of El Richard - San Enrique claims, the Company agreed to issue an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024).

On May 3, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share (for a total value of $882,830 (US$650,000)). As of April 30, 2024, these shares are classified as shares to be issued.

Page | 30

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

9. Reclassification of prior year amounts

To conform to the current year's presentation, the following prior-year net loss and comprehensive loss amounts have been reclassified (reduced/increased) in the comparative 2024 figures:

A decrease General and Administrative expenses by $651,765 and an increase in other expenses by $651,765 from the following lines in the net loss and comprehensive loss:

   $487,069 Foreign exchange loss; and
   $164,696 Transaction costs

This reclassification reflects a change in the classification of certain costs determined to be not directly attributable to operational activities. It does not affect net loss for the year and comprehensive loss, loss per share, or cash flow from operating activities.

10. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalents, short-term investments, other receivables, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost except investments, which are carried at fair value through profit or loss using a level 2 fair value measurement (Note 5).

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2025, the Company had a cash and cash equivalents balance of $132,616,939 to settle liabilities of $6,392,341. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for the long-term portion of the Cash Consideration of the acquisition of Goanna Resources. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Page | 31

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows and short-term investments of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the year ended April 30, 2025 on its cash and cash equivalents and short-term investments was 2.19% (2024 – 4.35%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $1,445,000 change in the Company’s net and comprehensive loss (April 30, 2024: $375,000).

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the year ended April 30, 2025, by approximately $201,000 (April 30, 2024: $212,000). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the year ended April 30, 2025, by approximately $305,000 (April 30, 2024: $17,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2025, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

Page | 32

Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

11. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12. Segment Information

The Company has one operating segment, principally mineral exploration, evaluation and development.

Geographic Information

The Company's non-current assets by location of assets are as follows:

	April 30, 2025	April 30, 2024
	$	$
Canada	7,906,067	628,123
Mexico	244,029,642	216,396,869
	251,935,709	217,024,992

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Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

13. Supplemental Cash Flow

The following table summarizes changes in non-cash working capital items in operating activities:

	April 30, 2025	April 30, 2024
	$	$
Accounts payable and accrued liabilities	13,619	(3,647,973)
Due to related parties	(754,573)	868,095
Taxes receivable	6,114,457	(3,811,486)
Other receivable	(240,572)	256,058
Prepaid expenses	(86,495)	942,569
	5,046,436	(5,392,737)

	Note	April 30, 2025	April 30, 2024
		$	$
Share issuance costs - finders warrants		-	742,418
Shares issued pursuant to property acquisition	8d	3,946,345	-
Shares to be issued pursuant to property acquisition	8f	7,576,031	882,830
Shares issued for RSUs	8g	784,519	330,858

14. Income Tax

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2025, and 2024:

	2025	2024
	$	$
Net loss before tax	(7,850,996)	(15,948,389)
Statutory tax rate	27.00%	27.00%
Expected income recovery	(2,119,769)	(4,306,065)
Change in deferred tax assets not recognized	8,970,243	(3,686,725)
Share issuance costs	(2,018,856)	(782,849)
Foreign exchange	1,207,768	(96,891)
Change in estimate	(3,448,925)	7,497,449
Gain on spin out arrangement	(3,712,344)	-
Non-deductible items and other	1,121,883	1,375,081
Total income tax expense (recovery)	-	-

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Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values.  The recognized deferred tax liability and assets as at April 30, 2025, and 2024 are comprised of the following:

	2025	2024
	$	$
Non-capital loss carryforwards	14,922,051	15,439,182
Property and equipment	230,409	474,564
Exploration and evaluation assets	(15,152,460)	(15,913,746)
Net deferred tax asset (liability)	-	-

The unrecognized deductible temporary differences as at April 30, 2025, and 2024 are comprised of the following:

	2025	2024
	$	$
Non-capital loss carryforwards	70,916,626	44,301,215
Property, plant, and equipment	126,110	126,110
Equity investments	1,712,655	1,251,761
Intangible assets	-	89,875
Financing costs	11,127,563	8,796,460
Foreign exchange	265,712	-
Capital Loss	8,362,285	-
Total unrecognized deductible temporary differences	92,510,951	54,565,421

The Company has non-capital loss carry forwards of approximately $70,916,626 (2024: $44,301,215) that have not recognized in these financial statements, which may be carried forward to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	$
2045	11,798,435
2044	-
2043	10,239,059
2042	6,534,759
2041	5,797,867
2040	-
2039	-
2038	-
2037	-
2036	-
2035	29,668,778
2034	6,877,728
2033	-
2032	-
Total	70,916,626

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Notes to the Consolidated Financial Statements
For the year ended April 30, 2025 and 2024
(Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

15. Subsequent Events

a) Exercise and grant of warrants, options, and RSUs subsequently

Subsequent to April 30, 2025, a total of 178,353 warrants were exercised at a weighted average exercises price of $1.50 for proceeds of $267,530, a total of 2,004,500 options were exercised at a weighted average exercise price of $1.59 for proceeds of $3,196,300 and 209,209 RSUs were exercised and converted to common shares at the vested price of $1.65. No warrants has expired unexercised.

On May 1, 2025 the Company announces that, pursuant to the Company's Omnibus Equity Incentive compensation plan, it has granted 4,050,000 stock options at an exercise price of $2.90, 1,450,000 restricted share units (each, an "RSU") and 850,000 deferred share units (each, an "DSU") to directors, officers, employees and consultants of the Company. The options are exercisable for a period of five years and will vest over the next two years, and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

b) ATM capital raises

Subsequent to April 30, 2025, the Company conducted a series of financings through its existing ATM facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of US$3.13, generating gross proceeds of $13,331,508 (US$9,691,598).

c) Santa Fe acquire land package including a producing mine along trend and immediately south of Panuco

On May 15, 2025, the Company has acquired the Santa Fe Project, including both production and exploration concessions, comprising 12,229 Ha located to the south of the Company's flagship Panuco project for a combination of cash and shares. The Santa Fe Project benefits from permitted on-site production infrastructure including an operating 350 tonne per day ("tpd") mill situated along the highly prospective Panuco - San Dimas corridor and is covered 100% with LiDAR and high-resolution aero-magnetic and radiometric surveys.

d) US$100 Million bought deal financing

On June 26, 2025, the Company completed the bought deal public offering of 33,334,000 common shares of the Company at a price of US$3.00 per common share for aggregate gross proceeds of $136,402,728 (US$100,002,000). The Company has granted the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares. The Company paid to the underwriters a cash commission equal to $7,262,346 (US$5,324,300) in cash share issue costs and other costs for net proceeds of $129,140,383 (US$94,677,700).

On July 14, 2025 the Company completed to the underwriters an over-allotment option, exercisable at the offering price for a period of 30 days after and including the closing date of the offering, to purchase up to an additional 5,000,100 common shares US$3.00 per common share for aggregate gross proceeds of $20,539,910 (US$15,000,300) announced on June 26, 2025. The Company paid to the underwriters a cash commission equal to $1,029,050 (US$751,515) in cash share issue costs and other costs for net proceeds of $19,510,861 (US$14,248,785).

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